EXHIBIT 3.6

Opti-Harvest, Inc.

1801 Century Park East, Suite 520

Los Angeles, California 90067

December 20, 2022

Re: Amendment No. 3 to Senior Convertible Promissory Note

Dear Investor:

Reference is made to that certain offering (the “Offering”) of securities between September 23, 2021 and October 15, 2021, pursuant to which Opti-Harvest, Inc., a Delaware corporation (the “Company”), offered and sold approximately $3,591,235 of Senior Convertible Promissory Notes (the “Notes”) and warrants (the “Warrants”) to purchase that number of shares of common stock into which the Notes are convertible. Each Warrant is exercisable at a price equal to 115% of our initial public offering price.

Section 6 of the Notes states:

6. Maturity Date. This Note shall become due and payable in lawful money of the United States of America, and in any event the outstanding principal balance and accrued interest hereunder together with any additional amounts payable hereunder shall be due twelve months from the funding of the Principal to Obligor, provided, however, that the Investors shall have the right to call the note and require payment prior to maturity starting from the earlier of: (i) the date of the IPO or (ii) December 15, 2021. Notwithstanding the foregoing, the Holder shall have the right in its sole discretion to be repaid with 100% of the proceeds of the following: (1) sale of the Company’s assets, (2) issuances of the Company’s debt, and/or (3) issuances of the Company’s equity. The Company will make all cash payments due under the Note in immediately available funds by 1:00 p.m. Pacific time on the date such payment is due.

Amendment No. 1 to Senior Convertible Promissory Note (“Amendment No. 1”), dated May 6, 2022, amended Section 6 of the Notes to change date “December 15, 2021” to “June 15, 2022.”

Amendment No. 2 to Senior Convertible Promissory Note (“Amendment No. 2”), dated September 30, 2022, amended Section 6 of the Notes to change date “June 15, 2022” to “December 31, 2022.”

This letter agreement amends Section 6 of the Notes, as amended, to (i) replace the text “twelve months from the funding of the Principal to Obligor” (which had been changed to December 31, 2022) with “June 30, 2023”, and (ii) change date “December 15, 2021” (which had been changed to June 12, 2022 and December 31, 2022, respectively) to “June 30, 2023”, in consideration for the issuance of shares of common stock to the holders of the Notes at a rate of 0.0901060006992226 shares of common stock of the Company for each $1.00 of Principal, as such term is defined in the Notes, a holder of the Notes invested in the Company pursuant to the Offering. For example, if an investor invested $1,000,000 in the Offering, then such investor would receive 90,106 shares of common stock for agreeing to extend the date “June 15, 2021” in Section 6 of the Note to “June 30, 2023”. Any fractional shares as result of this issuance will be rounded up to the nearest whole share. This letter also amends, until and only until June 30, 2023, Section 6 of the Notes to remove the term which states that the Holder shall have the right in its sole discretion to be repaid with 100% of the proceeds of “issuances of the Company’s debt.”

Additionally, Leviston Resources, LLC (“Leviston”), a holder of one of the Notes, amounting to approximately 49% of the Notes issued, shall receive a payment of $100,000 from the Company, and no other holder of the Notes shall receive a cash payment. By signing this letter you consent to such additional payment to Leviston.

Except as specifically set forth herein, the Notes shall remain in full force and effect and shall not be waived, modified, superseded or otherwise affected by this letter agreement. This letter agreement is not to be construed as a release, waiver or modification of any of the terms, representations, warranties, covenants, rights or remedies set forth in the Note, except as specifically set forth herein.

If the foregoing accurately sets forth your understanding concerning this matter, please acknowledge your concurrence by signing this letter agreement in the space indicated below and e-mailing it back to me at shandy@opti-harvest.com.

Section 7 of the Note and Warrant Purchase Agreement executed in connection with the Offering states, in relevant part, that “[a]ny provision of this Agreement and the Notes may be amended, waived or modified only upon the written consent of the Company and a Majority in Interest of Investors….” Accordingly, I will notify the holders of the Notes that the majority interest threshold has been met as such time as the Company has received the signatures of a majority interest in the Notes.

Please contact me at shandy@opti-harvest.com or (949) 280-7366 with any questions.

Sincerely,

OPTI-HARVEST, INC.

By:
Name:	Steve Handy
Title:	Chief Financial Officer

Accepted and Agreed:

Name of Holder of Note:

Signature:

Print Name Person
Signing for Entity (if applicable):

Title (if signing for an entity):

Date: _________________, 2022

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